

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2015

Via E-mail
Frank J. Dellaquila
Executive Vice President and Chief Financial Officer
Emerson Electric Co.
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136

> **Re:** **Emerson Electric Co.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 19, 2014**
> **File No. 001-00278**

Dear Mr. Dellaquila:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2014

General

1.   In your letter to us dated March 16, 2012, you discussed contacts with Syria and Sudan. We note that your website provides an instructional manual for a residual chlorine sensor product by Emerson Process Management and it provides a list of additional sales offices which includes Syria; your website provides a brochure for oil and gas power protection solutions for Chloride Industrial Systems which lists recent midstream projects including the Banias-Homs pipeline in Syria with SOTC as a client; and a customer success story for Emerson Network Power posted on your website states that the National Bank of Abu Dhabi leverages a full range of Avocent products and solutions, and that this bank's overseas network stretches across several countries including Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism,

and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries in the Form 10-K.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2012 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria and Sudan described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3.   Please tell us whether any contacts with Syria or Sudan you describe in response to the comments above involve products or technology that are dual use, or are listed on the Department of Commerce's Commerce Control List.

4.   The brochure on your website for oil and gas power protection solutions for Chloride Industrial Systems lists recent upstream projects including the Darquain Oil Field in Iran, with NIOC as a client, and recent downstream projects including the Shanul, Varav, Home Gas Refinery in Iran, with NIOC as a client, and the Kharg Olefin complex in Iran with PIDEC as a client. Please tell us whether NIOC, also known as the National Iranian Oil Company, and/or PIDEC, also known as the Petrochemical Industries Design and Engineering Company, were clients during the fiscal year ended September 30, 2014.

Frank J. Dellaquila
Emerson Electric Co.
February 3, 2015
Page 3

Exhibit 13

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Long-Lived Assets, page 12

5.   We see that you have recorded significant impairments to goodwill in each of the last three fiscal years. To ensure that investors are provided with information that allows for an assessment of the probability of a future material impairment charge, please consider providing the following disclosures in future filings for each reporting unit with a material amount of goodwill that is at risk of failing step one of the impairment test:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

Item 8. Financial Statements

Note 6. Goodwill and Other Intangibles, page 25

6.   Please revise future filings to show both the gross amount of goodwill and accumulated impairment losses at the beginning and end of the period as required by FASB ASC 350-20-50-1(a) and (h).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Frank J. Dellaquila
Emerson Electric Co.
February 3, 2015
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant